GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

November 30, 2017

VIA EDGAR SUBMISSION

Ms. Hillary Daniels
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:          GMCI Corp.
Amendment No. 1 to Form 10-12G
Filed October 24, 2017
File No. 000-54629

Dear Ms. Daniels:

We are in receipt of your comment letter dated November 14, 2017, regarding GMCI Corp.'s Amendment No. 1 to Form 10-12G filed on October 24, 2017. As our counsel discussed with Ms. Daniels, we are requesting additional 10 business days to respond in order to include the financial statements for the periods ended September 30, 2017 and 2016. As a result, we will submit our response letter by December 15, 2017.

If you have any question, please contact our counsels Jason Ye, Of Counsel, or Yarona Yieh, Of counsel, at Ortoli Rosenstadt LLP at 212-588-0022.

Very truly yours,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer